Exhibit 4.3

MUELLER WATER PRODUCTS, INC.

NON-EMPLOYEE DIRECTORS DEFERRED COMPENSATION PLAN

Effective as of October 1, 2026

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ARTICLE I.

PURPOSE

Section 1.01 Plan History. Mueller Water Products, Inc. (“Mueller” or “Company”), by duly adopted resolutions of the Board of Directors of Mueller Water Products, Inc., established, through the provisions in this document, the Mueller Water Products, Inc. Non-Employee Directors Deferred Compensation Plan (“Plan”), effective as of October 1, 2026.

Section 1.02 Purpose. The purpose of the Plan is to permit eligible non-employee directors of the Company to elect to defer compensation pursuant to a nonqualified deferred compensation arrangement. The Plan is intended to constitute an unfunded non-qualified deferred compensation plan.

ARTICLE II.

DEFINITIONS

Section 2.01 Definitions. Whenever the initial letter of a word or phrase is capitalized herein, the following words and phrases shall have the meanings stated below unless a different meaning is plainly required by the context:

(a) “Account” means, with respect to a Participant, the bookkeeping account maintained to reflect the Participant’s interest under the Plan. When the context so permits, “Account” also means the amount credited to the Account.

(b) “Administrator” means the Committee or such other person as the Committee designates as Administrator. To the extent that the Administrator delegates a duty or responsibility to an agent, the term “Administrator” shall include such agent.

(c) “Applicable Form” means a form provided by the Administrator for making an election or designation under the Plan. To the extent permitted by the Administrator, an Applicable Form may be provided and/or an election or designation made electronically.

(d) “Beneficiary” means the person or persons entitled to receive benefits under the Plan with respect to a Participant after the Participant’s death, as determined pursuant to Section 7.04.

(e) “Benefit Claim” means a request or claim for a benefit under the Plan, including a claim for greater benefits than have been paid.

(f) “Benefit Commencement Date” means the date on which distribution of a benefit under the Plan is made, if paid as a lump sum, or begins, if paid in installments.

(g) “Board” or “Board of Directors” means the Company’s Board of Directors.

(h) “Cash Compensation” means Compensation payable to a Director in cash.

(i) “Code” means the Internal Revenue Code of 1986, as amended from time to time.

(j) “Committee” means the Compensation and Human Resources Committee of the Board.

(k) “Company” means Mueller Water Products, Inc. and any successor thereof that adopts the Plan.

(l) “Company Stock” means a hypothetical investment under which an Account or portion of an Account is deemed to be invested entirely in the Company’s common stock.

(m) “Compensation” means, with respect to a Director for a Plan Year, the total amount of compensation paid to the Director for services performed as a Director during that Plan Year.

(n) “Deferral Election” means a deferral election filed by a Participant pursuant to Article IV.

(o) “Denial” or “Denied” means a denial, reduction, termination, or failure to provide or make payment (in whole or in part) of a Plan benefit.

(p) “Designated Benefit Commencement Date” means the date elected by a Director for distribution (or commencing distribution, if payable in installments) of the Director’s Account. Except as expressly provided below, a Participant’s Designated Benefit Commencement Date must be one of the following:

(1) the first January 1 following the occurrence of a Distributable Event; or

(2) the first January 1 following the later of (A) the occurrence of a Distributable Event or (B) the date on which the Participant reaches Full Retirement Age.

If a Director fails to elect a Designated Benefit Commencement Date pursuant to Article V, the Director’s Designated Benefit Commencement Date shall be the first January 1 following the occurrence of a Distributable Event. Notwithstanding the preceding provisions, to the extent provided in Section 5.03, a Participant may defer the Participant’s original Designated Benefit Commencement Date to the fifth anniversary of such date.

(q) “Designated Form” means the form in which a Director has elected for the Director’s Account to be distributed. The “Designated Form” must be either (i) a single lump sum payment or (ii) annual installments beginning on the Designated Benefit Commencement Date and continuing over the next following anniversaries of such date for a designated number of years, not to exceed a total of 10 annual installments. Each installment shall consist of a percentage of the remaining Account, which shall be equal to (i) one divided by (ii) one plus the number of installments remaining after the installment for which the calculation is being made. If a Director fails to elect a Designated Form pursuant to Article V, the Designated Form shall be a single lump sum payment.

(r) “Director” means an individual who is not employed by any Employer.

(s) “Disability” or “Disabled” means, with respect to a Participant, that the Participant (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or to last for a continuous period of at least 12 months, or (ii) is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or to last for a continuous period of at least 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Employer. The Administrator shall determine the existence of Disability on the basis of reasonable medical evidence.

(t) “Distributable Event” means, with respect to a Participant, the earlier of the Participant’s (i) Disability or (ii) Separation from Service.

(u) “Elective Deferral” means an amount deferred by a Participant under the Plan pursuant to the Participant’s Deferral Election.

(v) “Elective Deferral Credit” means an amount credited to a Participant’s Account on account of the Participant’s Elective Deferrals, as provided in Section 6.02.

(w) “Employer” means the Company and its subsidiaries. For purposes of the preceding sentence, a “subsidiary” is any corporation more than 50% of whose total combined voting stock of all classes is held by the Employer or by another corporation qualifying as a subsidiary pursuant to this sentence.

(x) “Full Retirement Age” means the retirement age, determined under 42 U.S.C. Sec. 416(1), as of which an individual is entitled to the receipt of an unreduced old age insurance benefit under the Federal Old Age, Survivors, and Disability Insurance Benefits Program.

(y) “Investment Credits” means, the Investment Credits for an Investment Fund, as determined in good faith by the Administrator pursuant to Section 6.03.

(z) “Investment Fund” means a hypothetical investment fund under which the Investment Credits are determined pursuant to Section 6.03(b).

(aa) “Participant” means a current or former Director who has made a valid Deferral Election and whose entire Account has not been distributed.

(bb) “Plan” means the Mueller Water Products, Inc. Non-Employee Directors Deferred Compensation Plan, as set out in this document, as amended from time to time.

(cc) “Plan Year” means the 12-month period beginning January 1 and ending December 31.

(dd) “Qualified Domestic Relations Order” has the meaning specified in ERISA Section 206(d)(3).

(ee) “Separation from Service” means, with respect to a Participant, the Participant’s separation from service within the meaning of Code Section 409A(a)(2)(i).

(ff) “Stock Compensation” means Compensation payable in the form of the Company’s common stock.

(gg) “Spouse” means the person to whom a Participant is married on the date of the Participant’s death, as determined under the laws of the jurisdiction in which the Participant resides at such time.

(hh) “Unforeseeable Emergency” has the meaning given to such term by Code Section 409A and the guidance thereunder. In general, the term means a severe financial hardship to the Participant resulting from (i) an illness or accident of the Participant, the Participant’s Spouse, or the Participant’s dependent (as defined in Code Section 152(a)), (ii) loss of the Participant’s property due to casualty, or (iii) other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the Participant’s control, including any event constituting “unforeseeable emergency” within the meaning of Code. A Director shall not be considered to have an Unforeseeable Emergency to the extent that the Director’s severe financial hardship can be relieved (i) through reimbursement or compensation by insurance or otherwise or (ii) by the liquidation of the Director’s assets, to the extent liquidation of such assets would not itself cause severe financial hardship. The Administrator shall be the sole and final judge of Unforeseeable Emergency, after considering such evidence, including the financial statements and records of the Participant, as it may require.

Section 2.02 Rules of Interpretation.

(a) The Plan is intended to comply with Code Section 409A, and it shall be interpreted and administered in accordance with such intent. Except as provided in the preceding sentence or as otherwise expressly provided herein, the Plan shall be construed, enforced, and administered, and the validity thereof determined, in accordance with the internal laws of the State of Delaware without regard to conflict of law principles, and the following provisions of this Section.

(b) Words used herein in the masculine shall be construed to include the feminine, where appropriate, and vice versa, and words used herein in the singular or plural shall be construed to include the plural or singular, where appropriate.

(c) Headings and subheadings are used for convenience of reference only and shall not affect the interpretation of any provision hereof.

(d) If any provision of the Plan shall be held to violate the Code or be illegal or invalid for any other reason, that provision shall be deemed null and void, but the invalidation of that provision shall not otherwise affect the Plan. The Administrator, pursuant to its authority to interpret the Plan, may sever from the Plan any provision or exercise of a right that otherwise would result in a violation of Code Section 409A.

(e) Reference to any provision of the Code or other law shall be deemed to include a reference to the successor of such provision.

ARTICLE III.

ELIGIBILITY AND PARTICIPATION

A Director is automatically eligible to participate upon becoming a Director. Participation shall commence upon the Director’s filing of a valid Deferral Election with the Administrator.

ARTICLE IV.

ELECTIONS TO DEFER

Section 4.01 Deferral of Compensation. A Director may elect pursuant to this Article to defer a portion of the Director’s Cash Compensation and/or Stock Compensation by filing a Deferral Election with the Administrator during the applicable election period established by the Administrator. Amounts deferred pursuant to a Participant’s election shall be withheld from the Participant’s Compensation and credited to the Participant’s Account as provided in Section 6.03.

Section 4.02 Initial Deferral Election. During the Director’s first year of eligibility to participate, a Director may be eligible to make a special Deferral Election pursuant to this Section to defer (i) 25%, 50%, 75%, or 100% of the Director’s Cash Compensation and/or (ii) 25%, 50%, 75%, or 100% of the Director’s Stock Compensation for services performed after the date on which the Director files a Deferral Election with the Administrator. A Deferral Election pursuant to this Section must be filed within the enrollment period specified by the Administrator, which period shall end not later than 30 days after the later of: (i) October 1, 2026 or (ii) the date the individual has become a Director.

Section 4.03 Annual Deferral Elections. A Director may elect to defer (i) 25%, 50%, 75%, or 100% of the Director’s Cash Compensation and/or (ii) 25%, 50%, 75%, or 100% of the Director’s Stock Compensation for services performed during a Plan Year by filing a Deferral Election during the enrollment period established by the Administrator, which period shall end not later than December 31 of the year preceding the Plan Year in which the services are to be performed.

Section 4.04 Irrevocability of Deferral Elections. Except as provided in Section 4.05, a Deferral Election, once made, shall remain in effect until it is changed or revoked by filing a new Deferral Election with the Administrator. Any such revocation or change shall become effective as of the first day of the Plan Year beginning after a new Deferral Election is filed, provided that the new Deferral Election was filed within the applicable election period established by the Administrator and ending before the first day of such Plan Year.

Section 4.05 Waiver of Deferral Election As a Result of Unforeseeable Emergency. A Director who has suffered an Unforeseeable Emergency may apply to the Administrator to waive the Director’s Deferral Election for the remainder of the Plan Year. The Director’s application shall include a signed statement of the facts constituting the Unforeseeable Emergency and any other facts requested by the Administrator to enable it to evaluate the need for a waiver. The Administrator, in its sole discretion, may waive the Director’s Deferral Election, if it determines that the Director has suffered an Unforeseeable Emergency. The waiver shall become effective as soon as administratively practicable after the Administrator’s decision and apply to Compensation payable on or after such effective date.

ARTICLE V.

ELECTIONS REGARDING TIME AND FORM OF DISTRIBUTIONS

Section 5.01 General Provisions. A Director may elect a Designated Benefit Commencement Date and/or Designated Form only as provided in this Article. To be effective, an election pursuant to this Article must be filed with the Administrator on an Applicable Form within the required election period.

Section 5.02 Initial Election. A Director may elect a Designated Benefit Commencement Date and/or Designated Form (i) before the beginning of the Plan Year in which the Director first becomes eligible to participate or, (ii) if the Director is first eligible to participate as of a date other than the first day of a Plan Year, within 30 days after the Director first becomes eligible to participate (or, if the Director makes a Deferral Election during such 30-day period, at the time the Director makes such Deferral Election). For purposes of clause (ii) of the preceding sentence, a Director’s eligibility to participate in a deferred compensation plan that must be aggregated with this Plan for purposes of the Code Section 409A shall be treated as eligibility under the Plan, to the extent required by Code Section 409A.

Section 5.03 Election Changes. A Participant may, pursuant to this Section, (i) defer the Participant’s original Designated Benefit Commencement Date to the fifth anniversary of such date, and/or (ii) change the Participant’s Designated Form; provided that a Participant shall be limited to one set of election changes pursuant to this Section. A Participant’s election change pursuant to this Section shall not be valid until 12 months after it is filed, and it shall be valid only if it is made at least 12 months before the Benefit Commencement Date that would apply in the absence of the change. Notwithstanding the preceding provisions, a Participant may not make an election pursuant to this Section after the Participant’s Separation from Service.

ARTICLE VI.

PARTICIPANT ACCOUNTS

Section 6.01 Establishment of Accounts. The Administrator shall establish an Account on behalf of each Participant as of the date the Participant becomes a Participant. The Administrator shall credit and charge such Accounts as provided in this Article. A Participant’s interest in the Participant’s Accounts shall be 100% vested at all times.

Section 6.02 Elective Deferral Credits. A Participant’s Elective Deferral Credits shall be credited to the Participant’s Account as soon as administratively practicable after they are withheld from the Participant’s Compensation.

Section 6.03 Investment Credits.

(a) For purposes of determining the earnings and losses credited to a Participant’s Account, the Participant may elect for the portion of the Director’s Account attributable to Cash Compensation only be deemed invested in Company Stock and/or deemed invested in an Investment Fund or Investment Funds. The portion of the Participant’s Account deemed invested in either Company Stock or deemed invested in an Investment Fund shall be a whole percentage, with the aggregate invested equal to 100% of the Participant’s Account. To elect either Company Stock and/or an Investment Fund or Investment Funds in which the Participant wishes for the Participant’s Account attributable to Cash Compensation to be deemed invested, accordingly, or to change an existing election, a Participant must file an Applicable Form with the Administrator or its delegate specifying the Participant’s election. The Participant’s election shall become effective as soon as administratively practicable after it is received by the Administrator or its delegate. In the absence of an effective election pursuant to this Section, the Participant’s Accounts shall be deemed invested in Company Stock. In all instances and without exception, deferrals of a Participant’s Stock Compensation shall be deemed invested in Company Stock and such investment cannot be changed.

(b) Before the due date for filing Deferral Elections for a Plan Year, the Administrator shall determine the formula or other methodology to be used in determining Investment Credits under the Investment Fund(s) for that Plan Year and notify Directors of its determination. The Administrator may change such formula or methodology at any time, provided that no such change shall be applied retroactively, if retroactive application of the change would reduce the Investment Credits for any Plan Year. As of the last day of each calendar month, the Administrator shall credit each Participant’s Account with Investment Credits for the portion of the Participant’s Account deemed invested in the Investment Fund(s).

(c) In determining Investment Credits under an Investment Fund and crediting such amounts to a Participant’s Account, the Administrator may use such methods and make such estimates as it deems reasonable.

Section 6.04 Reduction of Accounts to Reflect Distributions. On the date of any distribution pursuant to the Plan with respect to a Participant, the Participant’s Account shall be reduced by the amount of the distribution.

ARTICLE VII.

DISTRIBUTION OF ACCOUNTS

Section 7.01 Distribution on Designated Benefit Commencement Date. Except as expressly provided in the following provisions of this Article, a Participant’s Account shall be distributed to the Participant in the Participant’s Designated Form beginning as of the Participant’s Designated Benefit Commencement Date. For purposes of the Plan, amounts payable at any time during the month of January shall be deemed to have been distributed on January 1.

Section 7.02 Distributions on Death. If a Participant dies before the distribution of the Participant’s entire Account, the remainder of the Participant’s Account shall be distributed to the Participant’s Beneficiary as a single lump sum payment as soon as administratively practicable (and not more than 60 days) after the Participant’s death.

Section 7.03 Distribution on Account of Unforeseeable Emergency. If a Participant incurs an Unforeseeable Emergency, the Participant may apply to the Administrator for a distribution from the Participant’s Account of an amount needed to satisfy the Unforeseeable Emergency. If the Administrator approves the Participant’s application, the approved distribution shall be made as a lump sum to the Participant as soon as administratively practicable following the Administrator’s decision. The amounts distributed with respect to an Unforeseeable Emergency may not exceed the amounts necessary to satisfy such emergency, plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution, after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise, by the waiver of a Deferral Election pursuant to Section 4.05, or by liquidation of the Participant’s assets (to the extent that the liquidation of such assets would not itself cause severe financial hardship to the Participant).

Section 7.04 Determination of Beneficiary. A Participant may designate a Beneficiary or change an existing Beneficiary designation by filing an Applicable Form with the Administrator. To be effective, the Beneficiary designation or change must be received by the Administrator during the Participant’s life. If a Participant does not make an effective Beneficiary designation, or if all designated Beneficiaries predecease the Participant or die before the complete distribution benefits hereunder, the Participant’s Beneficiary shall be (i) the Participant’s Spouse, if the Participant’s Spouse survives the Participant, (ii) if there is no surviving Spouse, the Participant’s descendants (including legally adopted children or their descendants) per stirpes; (iii) if there is neither a surviving Spouse nor surviving descendants, to the duly appointed and qualified executor or other personal representative of the Participant to be distributed in accordance with the Participant’s will or applicable intestacy law; or (iv) if no such representative is duly appointed and qualified within 30 days after the date of death, those persons who would be entitled to share in the distribution of the Participant’s estate under the provisions of the applicable statute then in force governing the descent of intestate property, in the proportions specified in such statute. The Administrator may determine the identity of the distributees, and in so doing may act and rely upon any information it may deem reliable upon reasonable inquiry, and upon any affidavit, certificate, or other paper believed by it to be genuine, and upon any evidence believed by it to be sufficient. If the Administrator has any doubt as to the proper Beneficiary, the Administrator may withhold payments hereunder until the matter is finally adjudicated. However, any payment made by an Employer in good faith and in accordance with the Plan document shall fully discharge the Plan, the Administrator, the Employer, and all other persons from all further obligations with respect to that payment.

Section 7.05 Incapacity of Participant or Beneficiary. If any person entitled to receive a distribution under the Plan is physically or mentally incapable of personally receiving and giving a valid receipt for any payment due (unless prior claim therefor shall have been made by a duly qualified guardian or other legal representative), then, unless and until claim therefor shall have been made by a duly appointed guardian or other legal representative of such person, the Employer may provide for such payment or any part thereof to be made to any other person or institution then contributing toward or providing for the care and maintenance of such person. Any such payment shall be a payment for the account of such person and a complete discharge of any liability of the Employer and the Plan therefor.

Section 7.06 Small Balance Cash-Out. Notwithstanding anything to the contrary in this Article VII, the Administrator may at any time and without regard to whether a payment event has occurred, direct in writing an immediate lump sum payment of the Participant’s Account if the balance of such Account, combined with any other amounts required to be treated as deferred under a single plan pursuant to Code Section 409A, does not exceed the applicable dollar amount under Code Section 402(g)(1)(B), provided any other such aggregated amounts are also distributed in a lump sum at the same time.

Section 7.07 Acceleration of or Delay in Payments. Notwithstanding anything to the contrary in this Article VII, the Administrator, in its sole and absolute discretion, may elect to accelerate the time or form of payment of a Participant’s Account, provided such acceleration is permitted under Treas. Reg. Section 1.409A-3(j)(4). The Administrator may also, in its sole and absolute discretion, delay the time for payment of a Participant’s Account, to the extent permitted under Treas. Reg. Section 1.409A-2(b)(7).

ARTICLE VIII.

ADMINISTRATION

Section 8.01 Powers and Responsibilities of the Administrator.

(a) The Administrator shall have full responsibility and discretionary authority to control and manage the operation and administration of the Plan. The Administrator is authorized to accept service of legal process on behalf of the Plan. To the fullest extent permitted by applicable law, any action taken by the Administrator pursuant to a reasonable interpretation of the Plan shall be binding and conclusive on all persons claiming benefits under the Plan, except to the extent that a court of competent jurisdiction determines that such action was arbitrary or capricious.

Notwithstanding any other provision of the Plan, no Director who is a member of the Committee shall participate in a decision involving the Director’s own particular rights or benefits under the Plan.

(b) The Administrator’s discretionary powers include, but are not limited to, the following:

(1) to interpret Plan documents, decide all questions of eligibility, determine whether a Participant’s Separation from Service has occurred, determine the amount, manner, and timing of distributions under the Plan, and resolve any claims for benefits;

(2) to prescribe procedures to be followed by a Participant, Beneficiary, or other person applying for benefits;

(3) to appoint or employ persons to assist in the administration of the Plan and any other agents as it deems advisable;

(4) to adopt such rules as it deems necessary or appropriate; and

(5) to maintain and keep adequate records concerning the Plan, including sufficient records to determine each Participant’s eligibility to participate and the Participant’s interest in the Plan, and its proceedings and acts in such form and detail as it may decide.

Section 8.02 Certificates and Reports. The Administrator may rely on all certificates and reports made by any duly appointed accountant and on all opinions given by any duly appointed legal counsel, which legal counsel may be counsel for the Employer. Expenses against which a member of the Committee shall be indemnified hereunder shall include, without limitation, the amount of any settlement or judgment, costs, counsel fees, and related charges reasonably incurred in connection with a claim asserted, or a proceeding brought or settlement thereof.

Section 8.03 Indemnification. The Employer shall indemnify and hold harmless the Administrator, any person serving on a committee that serves as Administrator, and any officer, employee, or director of an Employer to whom any duty or power relating to the administration of the Plan has been properly delegated from and against any cost, expense, or liability arising out of any act or omission in connection with the Plan, unless arising out of such person’s own fraud or bad faith. The foregoing right of indemnification shall be in addition to any other rights to which any such person may be entitled as a matter of law, but shall be conditioned upon the person’s notifying the Employer of the claim of liability, cost, or expense within 60 days of receiving notice thereof and offering the Employer the right to participate in and control the settlement and defense of the claim.

Section 8.04 Expenses. The Employer shall bear all expenses of administering the Plan.

ARTICLE IX.

CLAIMS PROCEDURE

Section 9.01 General Provisions. All Benefit Claims must be made in accordance with procedures established by the Administrator from time to time. A Benefit Claim and any appeal thereof may be filed by the claimant or the claimant’s authorized representative. All communications pursuant to this Article shall be provided pursuant to the notice provisions of the Plan.

Section 9.02 Decision on Initial Claim. If a claimant properly files a Benefit Claim, the Administrator shall review the claim and notify the claimant of its approval or Denial of the claim within 90 days (45 days in the case of a Disability Benefit Claim) after receiving it. If the Administrator needs more time to consider the claim, it may extend the review period by up to 90 additional days (30 additional days in the case of a Disability Benefit Claim), provided that it notifies the claimant within the initial period why an extension is needed and when it expects to reach a decision. If the Administrator Denies a claim, it shall provide the claimant with notice of (i) the specific reasons for the Denial, (ii) any Plan provisions on which the Denial is based, (iii) a description of any additional material or information needed and why such material or information is necessary, and (iv) a description of the applicable review process and time limits.

Section 9.03 Appeal of Denied Claim. A claimant may appeal the Administrator’s Denial of the claimant’s claim by filing an appeal with the Administrator within 60 days (180 days in the case of a Disability Benefit Claim) after receiving notice of the Denial. The claimant’s appeal shall be deemed filed upon receipt by the Administrator. If the claimant does not file a timely appeal, the Administrator’s decision shall be deemed final and binding on all persons. In connection with the claimant’s appeal, the claimant may submit comments, documents, records, and any other information relating to the claimant’s claim. The Administrator shall provide the claimant, upon request, reasonable access to, and copies of, all documents, records, and other information relevant to the claim, without regard to whether the Administrator considered those documents, records, and/or information in its initial Denial.

Section 9.04 Decision on Appeal. The Administrator shall fully and fairly review the claimant’s timely appeal and notify the claimant of its decision within 60 days (45 days in the case of a Disability Benefit Claim) after receiving the claimant’s appeal request. If the Administrator needs additional time to consider the appeal, it may extend its decision period by up to 60 additional days (45 additional days in the case of a Disability Benefit Claim), provided that it notifies the claimant during the initial period why an extension is needed and when it expects to reach a decision. If the Administrator denies the appeal, it shall provide the claimant with notice of the specific reasons for the Denial and any Plan provisions on which it is based. It shall also notify the claimant that the claimant is entitled to receive, upon request and free of charge, reasonable access to and copies of all documents, records, and other information relevant to the claim.

Section 9.05 Finality of Decision of Appeal. The Administrator’s decision on appeal shall be final and binding on all persons.

Section 9.06 Legal Action. A claimant may not bring any legal action relating to a claim for benefits under the Plan unless and until the claimant has followed the claims procedures under the Plan and exhausted the claimant’s administrative remedies under Sections 9.01 through 9.05. No such legal action may be brought more than twelve (12) months following the notice of denial of benefits under Section 9.04, or if no appeal is filed by the applicable appeals deadline, twelve (12) months following the appeals deadline.

ARTICLE X.

AMENDMENT AND TERMINATION

The Plan shall continue in force with respect to any Participant until the completion of any payments due hereunder. The Company may, however, amend the Plan at any time as it deems appropriate; provided, however, that no such amendment shall (i) deprive any Participant or Beneficiary of any benefit accrued under the Plan before the adoption of such amendment; (ii) result in an acceleration of benefit payments in violation of Code Section 409A and the guidance thereunder, or (iii) result in any other violation of Section 409A or the guidance thereunder.

Notwithstanding the foregoing, the Company, by action taken by the Board, may terminate the Plan and pay Participants and Beneficiaries their Account balances in a single lump sum at any time, to the extent and in accordance with Treas. Reg. Section 1.409A-3(j)(4)(ix).

ARTICLE XI.

MISCELLANEOUS

Section 11.01 Employer’s Obligation. The Employer’s only obligation hereunder shall be a contractual obligation to make payments to Participants and Beneficiaries entitled to benefits provided for herein when due. Nothing herein shall give a Participant, Beneficiary, or other person any right to a specific asset of an Employer, other than as an unsecured general creditor of the Employer.

Section 11.02 Director Rights. Nothing contained herein shall confer any right on a Participant to be continued as a Director.

Section 11.03 Non-Alienation. Except as otherwise required by a Qualified Domestic Relations Order, no right or interest of a Participant or other Beneficiary under this Plan shall be subject to voluntary or involuntary alienation, assignment, or transfer of any kind.

Section 11.04 Notices. To be effective, a notice under the Plan must be in writing and mailed by United States mail, postage prepaid, addressed as follows:

(a) if to the Employer or Administrator, addressed to the Administrator at the Company’s principal offices; and,

(b) if to a Participant, Beneficiary, or claimant, to such person’s last known address; provided, however, any person may, from time to time, change the address to which notices shall be mailed, or authorize notices to be sent by electronic transmission pursuant to specific instructions, by providing written notice of such new address or means of transmission pursuant to this Section.

Section 11.05 Merger, Consolidation, or Acquisition. The Plan shall be binding upon the Employer, its assigns, and any successor to the Employer that shall succeed to substantially all of its assets and business through merger, acquisition, or consolidation. The Plan shall also be binding upon all Participants, Beneficiaries, and other persons asserting a claim with respect to or on account of such person’s benefits under the Plan. The Company may assign any or all of its liabilities under this Plan in connection with any restructuring, recapitalization, sale of assets, or other similar transactions affecting an Employer without the consent of the Participant.

Section 11.06 Counterparts. This Plan may be executed in any number of counterparts, each of which shall constitute but one and the same instrument and may be sufficiently evidenced by any one counterpart.

Section 11.07 Compliance with Code Section 409A. This Plan is intended to be administered in compliance with Code Section 409A and each provision of the Plan shall be interpreted consistent with Code Section 409A. Although intended to comply with Code Section 409A, this Plan shall not constitute a guarantee to any Participant or Beneficiary that the Plan in form or in operation will result in the deferral of federal or state income tax liabilities or that the Participant or Beneficiary will not be subject to the additional taxes imposed under Code Section 409A. The Employer shall have no legal obligation to a Participant with respect to taxes imposed under Code Section 409A.